January 17, 2008

Mr. Michael L. McMullan
President and Chief Executive Officer
Bank of Florida Corporation
1185 Immokalee Road
Naples, Florida 34103

Re:

    Form 10-K for the fiscal year ended December 31, 2006
    File No. 000-50091

Dear Mr. McMullan:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

    Sincerely,

    Mark Webb
    Legal Branch Chief